Lightspeed Announces Second Quarter 2025 Financial Results and Raises Adjusted EBITDA Outlook for Fiscal 2025
Total revenue of $277.2 million grew 20% year-over-year and exceeded outlook
Net loss improved to ($29.7) million and positive Adjusted EBITDA1 of $14.0 million exceeded outlook of $12 million
The monthly ARPU2 in the quarter grew 24% year-over-year to ~$527
Gross profit of $114.3 million, increased by 19% year-over-year
Lightspeed raises Fiscal 2025 Adjusted EBITDA1 outlook3 to a minimum of $50 million from a minimum of $45 million

Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, November 7, 2024, /PRNewswire/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX | NYSE: LSPD), today announced financial results for the three and six months ended September 30, 2024. Lightspeed is the unified POS and payments platform for ambitious entrepreneurs to accelerate growth, provide the best customer experiences and become a go-to destination in their space.
"I am proud to announce that on a trailing twelve month basis, Lightspeed now exceeds $1 billion in revenue. And we continued our rapid pace of product innovation, releasing dozens of new features in the quarter aimed at helping complex, high-volume SMBs to manage and grow their businesses," said Dax Dasilva, Founder and CEO. "Our differentiated product offerings have enabled us to develop a strong competitive position, particularly for retail in North America and hospitality in Europe. These are areas where we have a proven right to win and where we will be prioritizing our efforts in the future."
"Our initiatives aimed at expanding payments adoption and controlling costs are working, with Lightspeed delivering record Adjusted EBITDA and positive Adjusted Free Cash Flow," said Asha Bakshani, CFO. "While continuing to invest in product and go-to-market to help fuel software growth, we also remain focused on continuing to improve Adjusted EBITDA which we now expect to come in at a minimum of $50 million in Fiscal 2025."
Second Quarter Financial Highlights
(All comparisons are relative to the three-month period ended September 30, 2023 unless otherwise stated):
•Total revenue of $277.2 million, an increase of 20% year-over-year.
•Transaction-based revenue of $183.8 million, an increase of 33% year-over-year.
•Subscription revenue of $85.5 million, an increase of 6% year-over-year.
•Net loss of ($29.7) million, or ($0.19) per share, as compared to a net loss of ($42.5) million, or ($0.28) per share, and Adjusted Income1 of $19.9 million, or $0.13 per share1, as compared to Adjusted Income1 of $6.4 million, or $0.04 per share1.
•Adjusted EBITDA1 of $14.0 million versus Adjusted EBITDA1 of $0.2 million.
•Cash flows used in operating activities of $11.3 million as compared to cash flows used in operating activities of $24.8 million, and Adjusted Free Cash Flow1 of $1.6 million as compared to Adjusted Free Cash Flow1 used of $17.2 million.
•As at September 30, 2024, Lightspeed had $659.0 million in cash and cash equivalents.
Second Quarter Operational Highlights
•Lightspeed delivered several new product releases in the quarter including:
1 Non-IFRS measure or ratio. See the section entitled "Non-IFRS Measures and Ratios" and the reconciliation to the most directly comparable IFRS measure or ratio.
2 Excluding Customer Locations attributable to the Ecwid eCommerce standalone product.
3 Financial outlook. See the section entitled "Financial Outlook Assumptions" in this press release for the assumptions, risks and uncertainties related to Lightspeed's outlook, and the section entitled "Forward-Looking Statements."

◦Retail Insights globally, providing retailers with a comprehensive set of data-driven tools to better understand their sales and inventory.
◦Multi-Location Ordering, enabling merchants to create one purchase order for multiple locations and automatically distribute stock based on inventory plans.
◦Instant Payouts expanded to retailers in the UK.
◦Custom sections for Instant Site, enabling merchants to create and design customized websites and app sections for their eCommerce sites.
◦Benchmarks & Trends in the U.S. for hospitality customers, leveraging machine learning to transform data into actionable insights for restaurateurs, with planned release in EMEA in Fiscal 2026.
◦New Sales Summary page, allowing hospitality customers to spot trends faster using improved data visualizations.
◦Happy Hour to Order Anywhere, our online ordering module, allowing restaurants to dynamically adjust online pricing during promotional periods.
•ARPU2,4 increased to ~$527 from ~$425 in the same quarter last year representing an increase of 24% driven by our focus on our unified POS and payments offering and high GTV customer adoption.
•Gross profit of $114.3 million increased 19% year over year. Overall gross margin was 41%, compared to 42% in the same quarter last year, reflecting a higher portion of customers adopting Lightspeed Payments. Subscription gross margin grew to 79% in the quarter from 75% in the same quarter last year driven by a dedicated effort at controlling costs. Transaction-based gross margin was 27%, compared to 28% last year.
•GTV generated by Lightspeed's flagship platforms increased by 26% compared to the same period last year, demonstrating that for its ideal customer profile and with its flagship products, Lightspeed continues to gain traction. Total GTV4 was $23.6 billion.
•An increasing portion of GTV is being processed through the Company's payments solutions. GPV4 increased 49% to $8.8 billion in the quarter from $5.9 billion in the same period last year, largely due to the Company's unified POS and payments initiative.
•Customer Locations with GTV exceeding $500,000/year5 and $1 million/year5 increased 1% and 2% year-over-year, respectively.
•Lightspeed Capital showed strong growth with revenue increasing 121% year-over-year.
•Notable customer wins include:
◦From California, Barebones Workwear, signed on their 10 location work apparel, footwear and accessories business for Lightspeed Retail;
◦Mavi Jeans, the premium denim retailer came to Lightspeed via a NuORDER co-sell deal;
◦Wayne's Boot Shop in Wyoming switched to Lightspeed Retail thanks to the NuORDER integration;
◦Columbia Sportswear, J.Lindeberg, and Bugatti Group were part of dozens of new brands that were added to our Supplier Network;
◦Nathalie, with two locations in the heart of central London, has signed up for Lightspeed Restaurant;
◦4PM Entertainment in Amsterdam selected Lightspeed Restaurant for over 20 locations; and
4 Key Performance Indicator. See the section entitled "Key Performance Indicators."
5 Excluding Customer Locations and GTV attributable to the Ecwid eCommerce standalone product, Lightspeed Golf and NuORDER by Lightspeed product. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location is actively processing in the last twelve months.

◦Hospitality powerhouse, J'adore, in Paris, France has begun to power their restaurants, clubs, and bars with Lightspeed Restaurant.

Capital Markets Day
In light of the Company's ongoing strategic review, Lightspeed will postpone its Capital Markets Day previously scheduled for November 20. The Company notes that there can be no assurances given, at this time, as to the outcome of its strategic review and that no further announcements or comments in respect of this matter will be made except as required under our regulatory obligations.
Financial Outlook6
The following outlook supersedes all prior statements made by the Company and is based on current expectations.
Lightspeed's year-to-date results have been encouraging with both revenue and Adjusted EBITDA coming in ahead of the Company's outlook. As a result, the Company is increasing its Adjusted EBITDA1 outlook for the year from at least $45 million to at least $50 million.
For the third quarter, Lightspeed expects subscription revenue growth rates to improve over the levels seen in the second quarter as the Company expands outbound teams, the majority of account managers return to upselling software, and targeted price increases take effect. In addition, the Company expects to see strong growth rates in transaction-based revenue as more customers adopt its payments solutions.
The Company's outlook is as follows:
Third Quarter 2025
•Revenue of approximately $280 million to $285 million.
•Adjusted EBITDA1 of approximately $14 million.
Fiscal 2025
•Revenue growth of at least 20%.
•Adjusted EBITDA1 of a minimum of $50 million.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, November 7, 2024. To access the telephonic version of the conference call, visit https://registrations.events/direct/Q4I74316173. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live in the Events section of the Company's Investor Relations website, https://investors.lightspeedhq.com/English/events-and-presentations/upcoming-events/.
Among other things, Lightspeed will discuss quarterly results, financial outlook and trends in its customer base on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions and uncertainties included in such related materials.
6 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the heading "Forward-Looking Statements" and "Financial Outlook Assumptions" of this press release.

An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on November 7, 2024 until 11:59 p.m. Eastern Time on November 14, 2024, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three and six months ended September 30, 2024 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Financial Outlook Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the quarter ending December 31, 2024 and full year ending March 31, 2025, we considered IFRS measures including revenues, direct cost of revenues, and operating expenses. Our financial outlook is based on a number of assumptions, including assumptions related to inflation, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions; that the jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our Customer Location count remaining in line with our planned levels (particularly in higher GTV cohorts); quarterly subscription revenue growth gradually ramping up throughout the year to ~10% growth; revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions); customers adopting our payments solutions having an average GTV at our planned levels; continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform; gross margins reflecting a trend towards more transaction-based revenue in our revenue mix; our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures; our ability to manage default risks of our merchant cash advances in line with our expectations; seasonal trends of our key verticals being in line with our expectations and the resulting impact on our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to selectively pursue strategic opportunities and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans, including outbound and field sales personnel in our key markets; our ability to execute our succession planning; our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives; our ability to manage customer churn; and our ability to manage customer discount requests. Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends; instability in the banking sector; exchange rate fluctuations; any pandemic or global health crisis; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; uncertainty and changes as a result of elections in the U.S. and Europe; our inability to attract and retain customers, including among high GTV customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform; our ability to successfully execute our pricing and packaging initiatives; risks relating to our merchant cash advance program; our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our ability to effectively incorporate artificial intelligence solutions into our business and operations; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; pending and threatened litigation and regulatory compliance; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our reorganizations and cost reduction initiatives; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies; our ability to execute on our business and operational strategy, including as a result of our pending strategic review; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the Company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and X (formerly Twitter)
Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income", "Adjusted Free Cash Flow", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", and "Non-IFRS sales and marketing expenses" and certain non-IFRS ratios such as "Adjusted Income per Share - Basic and Diluted", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue", and "Non-IFRS sales and marketing expenses as a percentage of revenue". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.

"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted Income" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods.
"Adjusted Income per Share - Basic and Diluted" is defined as Adjusted Income divided by the weighted average number of common shares (basic and diluted). We use Adjusted Income per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis.
"Adjusted Free Cash Flow" is defined as cash flows used in operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions. We use this measure as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue. We use this ratio as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.

"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.

"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
See the financial tables below for a reconciliation of the non-IFRS financial measures and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. "Customer Location" means a billing merchant location for which the term of services has not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location was actively processing in the last twelve months.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganization and cost reduction initiatives and personnel changes; our expectations regarding capital expenditures and capital allocation strategies (including our share repurchase program); geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and the Israel-Hamas war; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex, high GTV customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives; our gross margins and future profitability, acquisition outcomes and synergies, the impact of pending and threatened litigation, the impact of foreign currency fluctuations on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Contacts:
Asha Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Revenues
Subscription	85,536	81,043	168,850	159,770
Transaction-based	183,751	137,672	357,805	258,642
Hardware and other	7,895	11,558	16,618	20,947

Total revenues	277,182	230,273	543,273	439,359

Direct cost of revenues
Subscription	18,009	19,963	35,516	39,303
Transaction-based	133,497	99,425	261,449	188,444
Hardware and other	11,393	14,717	23,817	27,539

Total direct cost of revenues	162,899	134,105	320,782	255,286

Gross profit	114,283	96,168	222,491	184,073

Operating expenses
General and administrative	31,247	26,324	63,103	51,268
Research and development	30,520	33,081	57,991	67,116
Sales and marketing	65,681	60,290	122,751	115,578
Depreciation of property and equipment	1,853	1,493	3,826	2,950
Depreciation of right-of-use assets	1,369	1,647	2,763	3,877
Foreign exchange loss (gain)	(1,337)	689	(1,252)	1,360
Acquisition-related compensation	52	560	52	3,105
Amortization of intangible assets	22,612	23,990	45,507	48,495
Restructuring	164	80	9,705	552

Total operating expenses	152,161	148,154	304,446	294,301

Operating loss	(37,878)	(51,986)	(81,955)	(110,228)

Net interest income	9,543	10,746	19,709	21,108

Loss before income taxes	(28,335)	(41,240)	(62,246)	(89,120)

Income tax expense (recovery)
Current	1,692	755	2,493	1,970
Deferred	(372)	497	(72)	105

Total income tax expense	1,320	1,252	2,421	2,075

Net loss	(29,655)	(42,492)	(64,667)	(91,195)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	4,609	(2,917)	4,849	(3,517)
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax	584	(1,017)	70	(39)

Total other comprehensive income (loss)	5,193	(3,934)	4,919	(3,556)

Total comprehensive loss	(24,462)	(46,426)	(59,748)	(94,751)

Net loss per share – basic and diluted	(0.19)	(0.28)	(0.42)	(0.60)

Weighted average number of Common Shares – basic and diluted	153,551,716	153,478,935	154,144,370	153,003,277

Condensed Interim Consolidated Balance Sheets (expressed in thousands of US dollars, unaudited)

	As at
	September 30, 2024	March 31, 2024
Assets	$	$

Current assets
Cash and cash equivalents	659,018	722,102
Trade and other receivables	49,191	62,284
Merchant cash advances	105,444	74,236
Inventories	19,254	16,492
Other current assets	47,685	42,786

Total current assets	880,592	917,900

Lease right-of-use assets, net	15,691	17,075
Property and equipment, net	18,527	20,496
Intangible assets, net	191,235	227,031
Goodwill	1,359,882	1,349,235
Other long-term assets	39,756	42,865
Deferred tax assets	557	552

Total assets	2,506,240	2,575,154

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	73,003	68,679
Lease liabilities	6,882	6,942
Income taxes payable	1,804	1,709
Deferred revenue	63,248	67,336

Total current liabilities	144,937	144,666

Deferred revenue	644	851
Lease liabilities	15,078	16,269
Other long-term liabilities	1,247	967
Deferred tax liabilities	379	—

Total liabilities	162,285	162,753

Shareholders’ equity
Share capital	4,311,821	4,362,691
Additional paid-in capital	220,063	213,918
Accumulated other comprehensive income (loss)	874	(4,045)
Accumulated deficit	(2,188,803)	(2,160,163)

Total shareholders’ equity	2,343,955	2,412,401

Total liabilities and shareholders’ equity	2,506,240	2,575,154

Condensed Interim Consolidated Statements of Cash Flows (expressed in thousands of US dollars, unaudited)

	Six months ended September 30,
	2024	2023
Cash flows from (used in) operating activities	$	$
Net loss	(64,667)	(91,195)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	—	2,953
Amortization of intangible assets	45,507	48,495
Depreciation of property and equipment and lease right-of-use assets	6,589	6,827
Deferred income tax expense (recovery)	(72)	105
Share-based compensation expense	29,657	41,104
Unrealized foreign exchange loss	8	84
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	13,635	4,834
Merchant cash advances	(31,208)	(21,126)
Inventories	(2,762)	(5,220)
Other assets	(1,324)	(9,283)
Accounts payable and accrued liabilities	2,924	1,866
Income taxes payable	95	(4,460)
Deferred revenue	(4,407)	(5,000)
Other long-term liabilities	190	188
Net interest income	(19,709)	(21,108)

Total operating activities	(25,544)	(50,936)

Cash flows from (used in) investing activities
Additions to property and equipment	(1,902)	(1,909)
Additions to intangible assets	(8,103)	(5,141)
Acquisition of business, net of cash acquired	(6,706)	—
Interest income	21,299	22,046

Total investing activities	4,588	14,996

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	1,591	1,601
Share issuance costs	—	(106)
Shares repurchased and cancelled	(39,946)	—
Payment of lease liabilities and movement in restricted lease deposits	(4,328)	(3,905)
Financing costs	(44)	—

Total financing activities	(42,727)	(2,410)

Effect of foreign exchange rate changes on cash and cash equivalents	599	(313)

Net decrease in cash and cash equivalents during the period	(63,084)	(38,663)

Cash and cash equivalents – Beginning of period	722,102	800,154

Cash and cash equivalents – End of period	659,018	761,491

Income taxes paid	2,026	6,432

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars, unaudited)

	Three months ended September 30,		Six months ended September 30,

	2024	2023	2024	2023
	$	$	$	$

Net loss	(29,655)	(42,492)	(64,667)	(91,195)
Share-based compensation and related payroll taxes(1)	19,527	23,304	31,201	42,037
Depreciation and amortization(2)	25,834	27,130	52,096	55,322
Foreign exchange loss (gain)(3)	(1,337)	689	(1,252)	1,360
Net interest income(2)	(9,543)	(10,746)	(19,709)	(21,108)
Acquisition-related compensation(4)	52	560	52	3,105
Transaction-related costs(5)	1,727	458	2,412	1,067
Restructuring(6)	164	80	9,705	552
Litigation provisions(7)	5,866	7	11,919	16
Income tax expense	1,320	1,252	2,421	2,075

Adjusted EBITDA	13,955	242	24,178	(6,769)

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and six months ended September 30, 2024, share-based compensation expense was $18,329 and $29,657, respectively (September 2023 - expense of $23,281 and $41,104), and related payroll taxes were an expense of $1,198 and $1,544, respectively (September 2023 - expense of $23 and $933). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended September 30, 2024, net loss includes depreciation of $1,369 related to right-of-use assets, interest expense of $357 on lease liabilities, and excludes an amount of $2,277 relating to rent expense ($1,647, $295, and $2,053, respectively, for the three months ended September 30, 2023). For the six months ended September 30, 2024, net loss includes depreciation of $2,763 related to right-of-use assets, interest expense of $711 on lease liabilities, and excludes an amount of $4,387 relating to rent expense ($3,877, $582 and $4,119, respectively, for the six months ended September 30, 2023).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(6)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the three months ended June 30, 2024, we announced a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 13 of the unaudited condensed interim consolidated financial statements for additional details).
(7)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 13 of the unaudited condensed interim consolidated financial statements for additional details).

Reconciliation from IFRS to Non-IFRS Results (continued)
Adjusted Income and Adjusted Income per Share - Basic and Diluted
(expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended September 30,		Six months ended September 30,

	2024	2023	2024	2023
	$	$	$	$

Net loss	(29,655)	(42,492)	(64,667)	(91,195)
Share-based compensation and related payroll taxes(1)	19,527	23,304	31,201	42,037
Amortization of intangible assets	22,612	23,990	45,507	48,495
Acquisition-related compensation(2)	52	560	52	3,105
Transaction-related costs(3)	1,727	458	2,412	1,067
Restructuring(4)	164	80	9,705	552
Litigation provisions(5)	5,866	7	11,919	16
Deferred income tax expense (recovery)	(372)	497	(72)	105

Adjusted Income	19,921	6,404	36,057	4,182

Weighted average number of Common Shares – basic and diluted(6)	153,551,716	153,478,935	154,144,370	153,003,277

Net loss per share – basic and diluted	(0.19)	(0.28)	(0.42)	(0.60)
Adjusted Income per Share – Basic and Diluted	0.13	0.04	0.23	0.03
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and six months ended September 30, 2024, share-based compensation expense was $18,329 and $29,657, respectively (September 2023 - expense of $23,281 and $41,104), and related payroll taxes were an expense of $1,198 and $1,544, respectively (September 2023 - expense of $23 and $933). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(4)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the three months ended June 30, 2024, we announced a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 13 of the unaudited condensed interim consolidated financial statements for additional details).
(5)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 13 of the unaudited condensed interim consolidated financial statements for additional details).
(6)For the three and six months ended September 30, 2024, because the impact of including potentially-dilutive shares in the Weighted average number of Common Shares - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the Weighted average number of Common Shares - basic and diluted was not adjusted to include the potentially-dilutive shares.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Free Cash Flow (expressed in thousands of US dollars, unaudited)

	Three months ended September 30,		Six months ended September 30,

	2024	2023	2024	2023
	$	$	$	$

Cash flows used in operating activities	(11,311)	(24,846)	(25,544)	(50,936)
Capitalized internal development costs(1)	(4,834)	(2,856)	(8,103)	(5,141)
Additions to property and equipment(2)	(1,055)	(839)	(1,902)	(1,909)
Merchant cash advances, net(3)	18,813	11,329	34,192	24,562

Adjusted Free Cash Flow	1,613	(17,212)	(1,357)	(33,424)
(1)These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.

Reconciliation from IFRS to Non-IFRS Results (continued) (In thousands of US dollars, except percentages, unaudited)

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Gross profit	114,283	96,168	222,491	184,073
% of revenue	41.2%	41.8%	41.0%	41.9%
add: Share-based compensation and related payroll taxes(3)	1,071	1,587	1,813	3,440

Non-IFRS gross profit(1)	115,354	97,755	224,304	187,513
Non-IFRS gross profit as a percentage of revenue(2)	41.6%	42.5%	41.3%	42.7%

General and administrative expenses	31,247	26,324	63,103	51,268
% of revenue	11.3%	11.4%	11.6%	11.7%
less: Share-based compensation and related payroll taxes(3)	5,534	6,463	9,834	12,644
less: Transaction-related costs(4)	1,727	458	2,412	1,067
less: Litigation provisions(5)	5,866	7	11,919	16

Non-IFRS general and administrative expenses(1)	18,120	19,396	38,938	37,541
Non-IFRS general and administrative expenses as a percentage of revenue(2)	6.5%	8.4%	7.2%	8.5%

Research and development expenses	30,520	33,081	57,991	67,116
% of revenue	11.0%	14.4%	10.7%	15.3%
less: Share-based compensation and related payroll taxes(3)	5,747	6,963	8,922	15,339

Non-IFRS research and development expenses(1)	24,773	26,118	49,069	51,777
Non-IFRS research and development expenses as a percentage of revenue(2)	8.9%	11.3%	9.0%	11.8%

Sales and marketing expenses	65,681	60,290	122,751	115,578
% of revenue	23.7%	26.2%	22.6%	26.3%
less: Share-based compensation and related payroll taxes(3)	7,175	8,291	10,632	10,614

Non-IFRS sales and marketing expenses(1)	58,506	51,999	112,119	104,964
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	21.1%	22.6%	20.6%	23.9%

(1)This is a Non-IFRS measure. See the section entitled “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See the section entitled “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and six months ended September 30, 2024, share-based compensation expense was $18,329 and $29,657, respectively (September 2023 - expense of $23,281 and $41,104), and related payroll taxes were an expense of $1,198 and $1,544, respectively (September 2023 - expense of $23 and $933). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(5)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 13 of the unaudited condensed interim consolidated financial statements for additional details).